Contact

www.linkedin.com/in/charles-fox
(LinkedIn)

Top Skills

Economics

Management

Bloomberg Terminal

Certifications

The Trade Desk Edge Academy
Certified: Marketing Foundations

Honors-Awards

First Place - Junior Division

1st Place & Minnesota
Representative to Canon North
American Envirothon

Values Award

Values Award

Values Award

Charles Fox MSc., ACA

Dad | Husband | COO
Greater Tampa Bay Area

Summary

More than anything, I believe in reaching beyond 'normal'. The world
is ever changing - and driving positive, value added, lasting change
improving every day lives while reaching beyond possible makes
each day interesting!

Constantly learn, constantly evolve, constantly be challenged and
constantly enjoy!

_____

Experience

Kliken
Chief Operating Officer
June 2022 - Present (1 year 4 months)
Tampa, Florida, United States

Charged with the management of the Operations & Support function along
with Financial and HR operations of Sitewit, Corp - including direct support
of investment opportunities and the management of financial and operational
aspects of same.

Escher Group
Group Financial Controller
August 2019 - May 2022 (2 years 10 months)

Group Financial Controller for Escher Group Ltd and Director of Escher Group
(Irl) Ltd and NG Postal FinCo Ltd, leading the Financial/Regulatory Accounting
and Reporting functions along with Tax,
Financial Operations including M&A, integrations, and funding activities.

EVO Payments, Inc.
Head of Finance
October 2014 - April 2019 (4 years 7 months)
Dublin, Ireland

Shared Service Center Head of Function for Ireland, UK and Malta, including
Financial/Regulatory Accounting and Reporting functions for local and global

requirements (SEC Quarterly - NASDAQ) along with Tax, Financial Operations including M&A, integrations and and
funding activities.

EY
Senior Auditor
October 2010 - September 2014 (4 years)
Dublin Ireland

Exam Qualified First Attempt (ACA)

• Exposure to banking & capital markets (Section 110), aircraft leasing and investment funds including UCITs, non-UCITs, PIFs, QIFs, SPVs & Irish Management Companies. Funds were a mix of Cayman, Irish, and SEC registered entities

• Conducted audits while leading remote teams; fully responsible for fieldwork and audit packs delivered to partner and the clients. Clients had net assets of approx. $3.8 billion USD.

• Consistently able to operate under tight turnaround times and deadlines while completing projects on/under budget

• Audits completed under International Financial Reporting Standards (IFRS) and U.S., Irish, and UK Generally Accepted Accounting Principles as well as conversion from Irish GAAP to IFRS and US GAAP as multiple implementations of policy changes and a U.S. IPO.

• Participation in Group Reporting with other EY offices including London, Johannesburg, Atlanta, Boston, and New York. Cross-department engagement experience with tax and financial accounting advisory services

• Member of review team at Ulster Bank during the 2012 IT system failure. Dealings with the Project Management Officers, business/regulatory risk teams, loss mitigation/recovery and remediation to employees & customer process and performance improvement and system investigation audits

• Exposure to multiple valuation techniques - specifically asset & mortgage backed securities

• Involved in a successful tender to the Department of Transport for regional airport sustainability as well as creation of a guidance document for the regional airport's submission to the Dept. of Transport for use in shaping public service obligation and general transport strategy

• Helped lead Irish SOC1 audit of State Street for 3 years including controls testing and review, implementation and process review (SOC1) and preliminary reviews for SOC2 purposes

• Involved with internal team for presentations to the financial services dept on regulatory and market updates

Rushford Hypersonic LLC
Finance & Marketing Analyst
January 2009 - July 2009 (7 months)
Rushford, MN, USA

During my time at Rushford Hypersonic, I assisted in capital appraisal projects as well as cash flow projections for the company while it was still in its start-up phase. I also assisted with expanding the customer base by meeting potential clients when they would visit the office as well as working with the CEO in identifying potential areas of which the company's patented coating could be applied. From a marketing perspective, I led the project to gain protection for the company's logo with the United States Patent and Trademark Office, gaining copyright protection in June 2009. I also helped launch the company's first print advertising campaign via industrial publications. Given the size of the firm, I identified the targeted audiences & publications, created the mock-up of the advertising and executed the strategy while staying within the limits of a restricted budget. At the time of my leaving, the campaign had generated significant interest and 3 potential contracts and was still running.

Thomson Reuters Westlaw
Strategic Marketing Intern
May 2008 - September 2008 (5 months)
Eagan, Minnesota

- Worked in the Small and Medium Law Practice Marketing Team.
- Assisted in the rebranding of an acquired company and the migration of its customers to WestLaw.
- Led the design of a marketing handbook for the sales teams which provided unique information of customers and potential customers by region/practice/ size/estimated budgets for our products. It also included products identified as already in use/required by type of practice, potential upsells based on the above information, best practices and comparisons to competitor's similar products. This was launched at the 2008 Q4 Regional Sales Meeting and rolled out in full in Q1 2009.

Education

Chartered Accountants Ireland
Diploma, Strategic Finance & Data Analytics · (2015 - 2016)

Chartered Accountants Ireland
Chartered Accountant, Accounting and Finance · (2010 - 2014)

Trinity College, Dublin

Master of Science (MSc), Economics · (2009 - 2010)

London School of Economics and Political Science

Certificate, International Business Strategy, Econometrics · (2007 - 2007)

Hamline University

Bachelor of Arts (B.A.), Economics · (2006 - 2009)